Exhibit 99.1

NATUZZI S.P.A. ANNOUNCES

THE APPROVAL BY ITS BOARD OF DIRECTORS OF A PROPOSAL TO ITS

SHAREHOLDERS TO APPROVE A NEW STOCK OPTION PLAN

Santeramo in Colle (BA), May 19, 2022 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”) announced today that its Board of Directors (the “Board”) has approved a proposal to be submitted to the Company’s shareholders at an extraordinary shareholders’ meeting of the Company to be convened in the near future to approve the terms and conditions of a new stock option plan for the Group’s personnel (the “Plan”) and authorize the Board to carry out, in one or more tranches, the capital increase without preemptive rights that will be necessary to issue ordinary shares of the Company (the “Shares”) to employees under the Plan.

The Plan provides for the grant of stock options to certain employees and directors of the Company and its affiliates during the 2022-2026 period, which would vest and become exercisable subject to the continuation of the relevant working relationship and/or the achievement of performance targets as determined by the Board, which is also entitled under the Plan to determine that the stock options would vest and become exercisable only subject to the continuation of the relevant working relationship.

More specifically, options may be granted under the Plan to such employees or directors of the Company and its affiliates as the Board may from time to time designate (the “Participants”). In determining the number of shares that can be purchased under an option by each Participant, the Board will take into consideration the level of responsibility of such Participant and his or her impact or contribution to the longer-term operating performance of the Company, thus closely aligning the interests of the Participants with the interests of the Company’s shareholders. Upon grant, the Board will also determine the options’ exercise price, conditions (including performance targets, if any), vesting schedule and term, as well as any other specific term or condition applicable in relation to the options’ award under the Plan.

The Plan will be administered by the Board, which will have full and final authority with respect to the granting and management of all options thereunder subject to the express provisions of the Plan. The Board may delegate some or all of its powers under the Plan to a committee or any director of the Company, which would have the authority to administer the Plan with respect to the specific duties delegated to it.

The Plan provides that the maximum number of Shares available to be purchased under the Plan is 5,485,304 Shares (equal to approximately 10% of the Shares issued and outstanding as of the date of this press release).

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 651 mono-brand stores and 563 galleries as of December 31, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

FOR INFORMATION:

Natuzzi Investor Relations

James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com

Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com